UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.___)*

SPACEHAB, Inc.

(Name of Issuer)

Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)

(Title of Class of Securities)

846243AD5

(CUSIP Number)

May 24, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.60%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer SPACEHAB, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 12130 Highway 3 Building 1 Webster, TX 77598-1504

Item 2.
	(a)	Name of Person Filing Oaktree Capital Management, LLC*
	(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (the “Common Stock”)
	(e)	CUSIP Number 846243AD5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
(b) Percent of class: 15.60%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 2,000,000 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
(iv) Shared power to dispose or to direct the disposition of: -0-

*  Oaktree Capital Management, LLC, a California limited liability company and registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), is filing this Schedule 13G in its capacity as the general partner and/or investment manager of the following funds and accounts it manages:

(i)            OCM High Income Convertible Limited Partnership, a Delaware limited partnership (“OCM High Income”);

(ii)           OCM High Income Convertible Fund II, L.P., a Delaware limited partnership (“OCM High Income II”); and

(iii)          Various third party separate accounts (“Separate Accounts”, and together with the OCM High Income and OCM High Income II, the “OCM Funds and Accounts”).

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds and Accounts generally invest in a diversified portfolio of convertible bond securities.  The investment decisions for each of the OCM Funds and Accounts are made on an individual basis based on the respective guidelines of each of the OCM Funds and Accounts.  The OCM Funds and Accounts collectively own $3,000,000 aggregate principal amount of 5.5% Senior Convertible Notes due 2010 which are currently convertible into 2,000,000 shares of the Issuer’s common stock.  Each of the OCM Funds and Accounts beneficially owns on an individual, as converted, basis less than 3.48 percent of the outstanding shares of the Issuer’s Common Stock.  Based on Oaktree’s relationship with the OCM Funds and Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock into which the 5.5% Senior Convertible Notes due 2010 held by each of the OCM Funds and Accounts are convertible, although Oaktree has no material pecuniary interest in any of such bonds.  The last purchase of the bonds reported on this Schedule 13G were acquired in May 2006.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported on this Schedule 13G are directly held by OCM High Income, OCM High Income II or the Separate Accounts.  Each of the OCM Funds and Accounts beneficially owns on an individual, as converted, basis less than 3.48 percent of the outstanding shares of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 19th day of July, 2006.

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Andrew Watts
By:	Andrew Watts
Title:	Managing Director

/s/ Lisa Arakaki
By:	Lisa Arakaki
Title:	Senior Vice President